TREKOR METALS LIMITED Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Trekor Metals Limited (formerly Taseko Mines Limited; "Trekor", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting for the three and six months ended June 30, 2026 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 5, 2026.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 27.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward- looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TREKOR METALS LIMITED Management's Discussion and Analysis

TREKOR METALS LIMITED Management's Discussion and Analysis

Overview

Trekor Metals Limited (formerly Taseko Mines Limited) is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly-owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and Florence Copper ("Florence" or "Florence Copper"), which is located in Arizona and is ramping up commercial operations.  Trekor also owns the Yellowhead copper, New Prosperity copper-gold, Aley niobium, and Harmony gold projects in British Columbia.

Highlights

	Three months ended June 30,			Six months ended June 30,
Operating data	2026	2025	Change	2026	2025	Change
Gibraltar
Tons mined (millions)	26.2	30.4	(4.2)	50.4	53.6	(3.2)
Tons milled (millions)	7.2	7.7	(0.5)	14.2	15.6	(1.4)
Production (million pounds Cu)	30.3	19.8	10.5	60.2	39.8	20.4
Sales (million pounds Cu)	32.2	19.0	13.2	59.1	40.8	18.3

Florence Copper
Average flow rate (gpm)	3,182	-	3,182	2,768	-	2,768
Average PLS grade (g/L)	1.6	-	1.6	1.7	-	1.7
Production (million pounds Cu)	5.2	-	5.2	6.7	-	6.7
Sales (million pounds Cu)	5.3	-	5.3	5.9	-	5.9

	Three months ended June 30,			Six months ended June 30,
Financial data	2026	2025	Change	2026	2025	Change
Revenues	330,553	116,082	214,471	567,646	255,231	312,415
Cash flows from operations	183,390	25,954	157,436	277,247	81,846	195,401
Net income (loss)	22,220	21,868	352	39,064	(6,692)	45,756
Per share - Basic ("EPS")	0.06	0.07	(0.01)	0.11	(0.02)	0.13
Earnings from mining operations before depletion, amortization and non-recurring items*	153,977	20,700	133,277	268,538	59,491	209,047
Adjusted EBITDA*	125,094	17,432	107,662	218,557	51,682	166,875
Adjusted net income (loss)*	40,487	(13,025)	53,512	68,022	(19,968)	87,990
Per share - Basic ("Adjusted EPS")*	0.11	(0.04)	0.15	0.19	(0.06)	0.25

TREKOR METALS LIMITED Management's Discussion and Analysis

Second Quarter Highlights

• Earnings from mining operations before depletion, amortization and non-recurring items* was $154.0 million, Adjusted EBITDA* was $125.1 million and cash flow from operations was $183.4 million;

• Net income was $22.2 million ($0.06 per share) and Adjusted net income* was $40.5 million ($0.11 per share);

• Gibraltar produced 30.3 million pounds of copper, including 0.6 million pounds of copper cathode, at a total operating cost (C1)* of US$2.41 per pound of copper produced.  Copper head grades averaged 0.25% and recoveries averaged 82%;

• Gibraltar site costs remain at a higher level in the second quarter compared to 2025 as a result of higher diesel and explosive costs which could remain elevated in the coming quarters due to market factors;

• Gibraltar sold 32.2 million pounds of copper at an average realized copper price of US$6.10 per pound contributing to total revenues of $330.6 million for Trekor;

• Florence produced 5.2 million pounds of copper cathode in the second quarter.  Drilling and expansion of the wellfield will continue in 2026 to support the ongoing ramp-up of copper production at Florence;

• In July 2026, the Company submitted a Detailed Project Description ("DPD") for the Yellowhead project to the BC Environmental Assessment Office ("BC EAO").  The DPD provides more information about the proposed Yellowhead project, incorporating additional technical work and community feedback received to date.  On July 30, 2026, the BC EAO issued a Notice of Decision for Yellowhead to proceed to an environmental assessment;

• The Company had copper collar contracts that matured in the second quarter for 27 million pounds with a ceiling price of US$5.40 per pound, resulting in a realized derivative loss of $24.2 million.  Going forward, the ceiling price for the third quarter is US$7.50 and US$8.50 per pound.  The Company has reverted to using put options with no ceiling for the fourth quarter; and

• At June 30, 2026, the Company had a cash balance of $186 million and total available liquidity of $342 million including its undrawn corporate revolving credit facility.

TREKOR METALS LIMITED Management's Discussion and Analysis

Review of Operations

Operating data	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar
Tons mined (millions)	26.2	24.2	28.0	29.3	30.4
Tons milled (millions)	7.2	7.0	7.2	7.8	7.7
Strip ratio	3.3	2.6	2.2	1.5	2.3
Site operating cost per ton milled*	$16.47	$18.15	$16.61	$14.98	$11.23
Copper concentrate
Head grade (%)	0.25	0.25	0.26	0.22	0.20
Recovery (%)	81.6	82.6	80.9	77.2	63.2
Production (million pounds Cu)	29.7	29.2	29.8	26.7	19.4
Sales (million pounds Cu)	31.7	26.0	30.8	25.4	19.0
Inventory (million pounds Cu)	3.8	5.9	2.9	4.0	2.7
Copper cathode
Production (thousand pounds Cu)	643	733	919	895	395
Sales (thousand pounds Cu)	470	938	783	905	-
Molybdenum concentrate
Production (thousand pounds Mo)	559	717	830	558	180
Sales (thousand pounds Mo)	575	708	953	421	178
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$2.81	$3.09	$2.80	$3.09	$3.15
By-product credit*	(0.65)	(0.62)	(0.59)	(0.39)	(0.19)
Site operating cost, net of by-product credit*	2.16	2.47	2.21	2.70	2.96
Off-property cost*	0.25	0.16	0.26	0.17	0.18
Total operating cost (C1)*	$2.41	$2.63	$2.47	$2.87	$3.14

1 Gibraltar copper pounds produced includes copper in concentrate and copper cathode.

TREKOR METALS LIMITED Management's Discussion and Analysis

Operations Analysis

Gibraltar

Second Quarter Review

Gibraltar continued to deliver steady copper production, supported by more consistent ore characteristics as mining activities focused in the lower benches of the Connector pit.  Gibraltar produced 30.3 million pounds of copper in the quarter, including 0.6 million pounds of copper cathode, in line with management expectations.

A total of 26.2 million tons were mined in the quarter at an average strip ratio of 3.3, as ongoing waste stripping activities create access to the next phases of the Connector pit.

Mill throughput was 7.2 million tons, which was consistent with the previous quarter but lower than the second quarter of 2025 due to softer ore feed in the prior year.  Copper head grades averaged 0.25% and recoveries averaged 82%, remaining consistent with the previous quarter and in line with life of mine averages.

The Gibraltar SX/EW plant was taken offline in April to allow for integration of a second leach pad, impacting second quarter cathode production.  The plant was restarted in May and ramped-up by the end of June and is now producing at higher levels.

Copper sales from Gibraltar totaled 32.2 million pounds in the period, which included a drawdown of finished goods inventory at the end of the first quarter.

Gibraltar total site costs* were $145.8 million (including capitalized stripping of $27.8 million) in the quarter reflecting higher costs for key inputs and higher costs related to maintenance activities that were brought forward.  Diesel costs increased $7.1 million compared to the second quarter of 2025, primarily driven by higher diesel prices as a result of the ongoing conflict in the Middle East.  Explosives costs increased $4.9 million compared to the second quarter of 2025, driven by higher usage and higher unit costs.  Repairs and maintenance costs were also higher as some mill maintenance activities originally planned for July and August were brought forward and completed in June.

Molybdenum production was 559 thousand pounds in the quarter and reflects lower recoveries in the Gibraltar molybdenum plant.  At an average molybdenum price of US$29.63 per pound for the quarter, molybdenum provided a significant by-product credit of US$0.65 per pound of copper produced.

Off-property costs were US$0.25 per pound of copper produced in the second quarter, compared to US$0.18 per pound of copper produced in the second quarter of 2025, reflecting higher sales volumes in the quarter and some higher treatment and refining charges ("TCRC") for the last year of a longer-term contract.

Total operating costs (C1)* were US$2.41 per pound of copper produced for the quarter, compared to US$3.14 per pound of copper produced for the second quarter of 2025.  The decrease in total operating costs (C1)* was primarily driven by higher copper production and higher molybdenum by-product credits from higher molybdenum sales prices and volume, partially offset by higher prices of key inputs, particularly diesel and explosives, higher repairs and maintenance costs, and SX/EW operating costs which were just beginning in 2025.

TREKOR METALS LIMITED Management's Discussion and Analysis

Gibraltar Outlook

Gibraltar continues to provide consistent operating performance from the Connector pit.  The second leach pad has also now been integrated into the Gibraltar oxide operation.  Annual Gibraltar copper production guidance for 2026 remains unchanged at 110 to 115 million pounds.

Site landed diesel prices have eased from their peak in April but remain elevated due to the continued conflict in the Middle East.  Diesel prices are currently around $0.40 per litre higher than February pre-war levels.  These higher diesel prices would increase Gibraltar's operating costs will increase by approximately US$0.15 per pound in the second half compared to the prior year.

Molybdenum production in 2026 is expected to remain at similar levels as the first half of the year, and with molybdenum prices currently at US$32.00 per pound, we continue to expect strong molybdenum by-product credits.

The Company has offtake agreements covering substantially all of Gibraltar's copper concentrate production for 2026, which contain low and in certain cases negative TCRC rates reflecting the continued tight copper smelting market.  Based on the contract terms, the Company expects overall TCRCs to be nominal in 2026, similar to 2025.  The Company has recently tendered additional 2027 tonnage to take advantage of favorable market conditions obtaining terms which include payable gold and deeply negative TCRCs.

The Company has a prudent hedging program in place to protect a minimum copper price and during the ramp-up of commercial operations at Florence Copper.  Currently, the Company has copper collar contracts in place with a floor of US$4.75 per pound and a ceiling of US$7.50 and US$8.50 per pound for 24 million pounds of copper production for the third quarter of 2026.  For the fourth quarter of 2026 and beyond, there is no ceiling price in place, and the Company expects to purchase copper put options going forward to protect a minimum copper price without selling any call options.  The Company has copper put options at US$4.75 per pound for 27 million pounds of copper production for the fourth quarter of 2026 (refer to "Financial Condition Review-Hedging Strategy" for details).

TREKOR METALS LIMITED Management's Discussion and Analysis

Florence Copper

Second Quarter Review

Operating data	Q2 2026
Average PLS recovery flow (gpm)	3,182
Average PLS grade (g/L)	1.6
Operating production well count	110
Copper cathode
Production (million pounds Cu)	5.2
Sales (million pounds Cu)	5.3
Inventory (million pounds Cu)	0.8
Per unit data (US$ per Cu pound produced)
Site operating cost*	$4.02
Production royalties[1] and other off-property costs*	0.70
Total operating cost (C1)*	$4.72

1 Production royalties include royalties payable to the State of Arizona and Conoco Inc.

Florence Copper is an in-situ copper recovery operation, located in Arizona, USA.  It produces LME Grade A copper cathode without conventional open-pit mining methods or major surface disturbance.  Florence Copper is projected to rank among the lowest greenhouse gas ("GHG") intensity primary copper producers in North America, delivering environmentally responsible copper to North American manufacturers and consumers.  Florence Copper has an annual production capacity of 85 million pounds of copper over a current mine life of 22 years.  Florence Copper is expected to be in the lowest quartile of primary producers on the global copper cost curve based on its long-term operating parameters once at full production capacity.

The production ramp-up at Florence Copper advanced smoothly during the quarter, with the operations team making significant progress stabilizing key process circuits and achieving consistent copper production from the initial production wells.  Florence Copper produced a total of 5.2 million pounds of copper cathode in the second quarter compared to 1.5 million pounds in the first quarter, driven by higher solution flow rates from the wellfield.

Wellfield drilling re-commenced in late 2025, and there are currently five drill rigs operating on site.  The first new production wells were successfully integrated into the system in early June, resulting in higher solution flow rates and pregnant leach solution ("PLS") grades and increased copper production for the month.  At the end of the quarter, there were 110 production wells operating and feeding the SX/EW plant with flow rates of approximately 3,400 gallons per minute and PLS grades of 1.8 grams per liter.

Sales for the quarter were 5.3 million pounds of copper.  Cathode quality has met all customer specifications and trucking logistics have been running smoothly to-date.

Florence Copper has a fixed price contract in place for all sulphuric acid requirements for 2026, so there is no expected near-term impact from reported disruptions in global acid supply chains due to geopolitical events in the Middle East.

TREKOR METALS LIMITED Management's Discussion and Analysis

Florence Copper site costs (US$ in thousands)	Three months ended June 30, 2026	Six months ended June 30, 2026
Wellfield development capital expenditures	26,475	39,550
Commissioning and start-up costs	-	15,175
Site operating costs	23,813	31,227
Total site costs	50,288	85,952

Florence Outlook

The ramp-up of the Florence Copper operation is advancing on plan.  The site operating team continues to refine and optimize wellfield operations to maximize copper production from the existing wells.  Wellfield expansion is also a key focus for the ongoing ramp-up, and Florence Copper is on track to bring an additional 26 wells online in August with regular monthly additions of new wells for the remainder of the year.  Ongoing expansion of the wellfield will be required to support copper production over the life of mine.  Annual Florence Copper production guidance for 2026 is 30 to 35 million pounds.

Long-term Growth Strategy

Trekor's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "Yellowhead Technical Report").  Based on the Yellowhead Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operations, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the Yellowhead Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

TREKOR METALS LIMITED Management's Discussion and Analysis

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

• Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the Yellowhead project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office ("BC EAO") and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment ("EA") process.

In April 2026, the Government of BC announced that the Yellowhead copper project has been added to its list of priority major projects.

In July 2026, a Detailed Project Description ("DPD") was submitted to the BC EAO providing more information about the proposed Yellowhead project, incorporating additional technical work and community and Indigenous feedback received during the Early Engagement Phase of the EA process. More than 1,000 local community members have participated in a series of open houses and events hosted by the project team.

The DPD submission marks an important milestone, advancing the Project to the next phase of the provincial EA process and informing the Readiness Decision and Process Planning phases to come. Process planning and scoping work is also underway for the Simpcw Process - an Indigenous-led, consent-based decision-making model.

On July 30, 2026, the EAO issued a Notice of the Decision for Yellowhead to proceed to an environmental assessment and published the Readiness Decision Report and Notice of Decision.  Yellowhead will now proceed to the process planning phase of the EA, formalizing how the EA will be carried out and what information must be provided, who will be involved in the EA and how they will be engaged.

In July 2026, the Company also released an Economic Impact Study, which evaluates the potential economic impact of the construction and operation of the Yellowhead project.  The study highlights the Yellowhead project as a major economic driver, with the potential to generate value-added GDP of $27 billion, significant employment and economic opportunities for local communities and businesses, and $7 billion in total government payments.

New Prosperity copper-gold project

In June 2025, the Company, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ended litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

As part of the Teẑtan Biny Agreement, Trekor contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area. Trekor retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Trekor has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development.  Trekor has also entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation.  The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process and have also agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.

TREKOR METALS LIMITED Management's Discussion and Analysis

Aley niobium project

Recent activities at the Aley niobium project have been focused on product marketing initiatives.  The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities.  In 2025, the Company produced on-spec ferro-niobium, and the process is now scaling up to provide product samples to support marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley to produce high-purity niobium oxides to supply the emerging niobium-based battery technology market.

Harmony gold project

In 2021, Trekor entered into an agreement to sell the Harmony Gold Project to JDS Gold Inc. ("JDS"), a subsidiary of JDS Energy & Mining Inc.  The Harmony Gold Project is a high-grade development-stage gold project located on Graham Island in Haida Gwaii.  As part of the transaction, Trekor retained a 15% carried interest in the Project and a 2% net smelter return royalty on the Project.  Trekor also had the right to terminate the Agreement and revert to 100% ownership of the Project if JDS did not achieve project development milestones and an IPO or liquidity event within an agreed timeframe.  The agreed milestones were not achieved and Trekor exercised its reversionary right to receive the Harmony mineral tenures back from JDS in late 2025.  On August 4, 2026, Trekor became the owner of the Harmony project again, and entered into a new option agreement with a company controlled by JDS Energy & Mining Inc. and affiliates.  This option agreement allows for the future transfer of the Project, on the same terms as the original 2021 transaction, if certain development milestones are achieved by January 1, 2028.

Annual General Meeting

The Company's Annual General Meeting was held on June 24, 2026 and shareholders voted in favor of all items of business before the meeting, including the ordinary resolutions to approve the Company's name change to Trekor Metals Limited from Taseko Mines Limited and certain amendments to the Company's existing deferred share unit plan, the Advisory Resolution on executive compensation (Say-on-Pay) and the election of all director nominees.  The name change became legally effective on June 25, 2026. Detailed voting results for the 2026 Annual General Meeting are available on SEDAR+ at www.sedarplus.ca.

Annual Sustainability Report

In July 2026, the Company published its annual Sustainability Report titled Growth with Purpose (the "Report").  The Report highlights Trekor's operational, environmental and social performance in 2025, showcasing how the Company's continued growth is creating lasting value for employees, Indigenous partners, local communities, business partners and shareholders.

The Sustainability Report reflects a transformational year for Trekor, marked by the completion of construction and the onset of commercial operations at Florence Copper in Arizona, Trekor's second operating asset and the first greenfield in-situ copper recovery operation in the world.

The Report illustrates how operational excellence can remain fundamental to business success in combination with environmental and social performance.  The Company remains focused on creating long-term, sustainable value for all stakeholders by producing the copper needed for the global energy transition while strengthening the communities where it operates.

The full report can be viewed and downloaded at www.trekormetals.com/sustainability/overview.

TREKOR METALS LIMITED Management's Discussion and Analysis

Market Review

Copper	Molybdenum	Canadian dollar/US dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metals Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices on the London Metal Exchange ("LME") are currently around US$6.45 per pound compared to US$6.05 per pound at June 30, 2026 and the second quarter average of US$6.05 per pound, while COMEX prices continue to trade at a premium due to US tariff-related market pressures.  Copper prices have remained near record levels despite volatility from escalating tensions in the Middle East and elevated energy prices reviving concerns over inflation, slower economic growth and tighter monetary policy.  Demand fundamentals have remained robust despite a mixed global economic backdrop, supported by electrification, artificial intelligence, and power grid investment themes.

Supply side conditions remain challenging.  Production disruptions at several major mines limited the industry's ability to respond to higher copper prices.  Disruptions in the availability of copper concentrate continued to pressure smelters, driving treatment and refining charges to historical low levels.

Longer-term demand for copper is expected to remain strong driven by strong structural demand trends in electrification, renewable energy, artificial intelligence, and overall industrial activity.  At the same time, tighter long-term supply conditions are expected to continue due to production challenges at large mines, declining ore grades and few available sources of significant new primary copper supply.  These factors support a higher copper price in the longer term as significant new mine supply lags behind growth in copper demand.

Approximately 10% of the Company's revenue is made up of molybdenum sales.  Molybdenum prices are currently around US$33.25 per pound compared to US$31.38 per pound at June 30, 2026 and the second quarter average of US$29.63 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's mining operations at Gibraltar, are significant consumers of diesel fuel and other petroleum-based products.  A material and sustained increase in oil prices will increase the Company's operating costs, which could adversely affect profitability and cash flows.  At current diesel prices, the increase in C1 cost is estimated to be around US$0.15 per pound.  Operations at Florence Copper consume a significant amount of sulfuric acid and could be impacted by higher sulfuric acid prices and increased transportation costs in 2027 and beyond.

TREKOR METALS LIMITED Management's Discussion and Analysis

Financial Performance

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Net income (loss)	22,220	21,868	352	39,064	(6,692)	45,756
Unrealized foreign exchange loss (gain)	13,890	(40,335)	54,225	26,061	(38,261)	64,322
Unrealized loss (gain) on outstanding copper and fuel options	2,767	2,380	387	859	651	208
Reversal of unrealized (loss) gain on settled copper options previously recognized	(11,331)	(1,296)	(10,035)	(30,659)	21,782	(52,441)
Fair value adjustment on Cariboo contingent performance payments	3,294	5,136	(1,842)	3,548	1,826	1,722
Accretion on Cariboo consideration payable	1,765	4,484	(2,719)	3,026	5,148	(2,122)
Fair value adjustment on Florence copper stream derivative	9,020	3,486	5,534	20,420	8,766	11,654
Accretion on Florence royalty obligation	2,356	6,201	(3,845)	8,650	8,772	(122)
Realized costs of Florence copper stream and royalty obligation	(1,875)	-	(1,875)	(1,875)	-	(1,875)
Tax effect of sale of non-controlling interest in New Prosperity	-	(9,285)	9,285	-	(9,285)	9,285
Estimated tax effect of adjustments	(1,619)	(5,447)	3,828	(1,072)	(12,675)	11,603
Adjusted net income (loss)	40,487	(13,025)	53,512	68,022	(19,968)	87,990

The Company recorded Adjusted net income of $40.5 million ($0.11 Adjusted earnings per share) in the second quarter, compared to Adjusted net loss of $13.0 million ($0.04 Adjusted loss per share) in the second quarter of 2025, primarily driven by higher revenue resulting from higher realized copper prices as well as higher production and sales volumes as Gibraltar returned to more normalized mining operations in the Connector pit, and contribution from the ramp up of Florence Copper.  The increase in Adjusted net income was partially offset by the realized loss on the Company's second quarter copper collars of $24.2 million, and higher site operating costs, primarily due to higher costs for diesel and explosives, and higher maintenance expenditures.

Net income was $22.2 million ($0.06 earnings per share) in the second quarter, which included unrealized losses on foreign exchange of $13.9 million due to the effect of a stronger US dollar on the Company’s US dollar-denominated debt, unrealized losses on outstanding copper and fuel options of $2.8 million, fair value adjustments on the Florence copper stream of $9.0 million, accretion on Florence royalty obligation of $2.4 million, and accretion on Cariboo consideration payable of $1.8 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments, partially offset by a reversal of unrealized losses on settled copper collars that were previously recognized of $11.3 million.

Net income was $21.9 million ($0.07 earnings per share) in the second quarter of 2025, which included unrealized gains on foreign exchange of $40.3 million as well as the recognition of a deferred tax asset on net capital losses previously unrecognized that were used to offset the gain on proceeds received for New Prosperity recognized directly in equity.  Net income was partially reduced from the impact of unrealized losses on derivatives primarily due to the increasing copper price trend in the prior year quarter, accretion on the Florence royalty obligation to Taurus, and accretion and fair value adjustments on Cariboo consideration payable.

TREKOR METALS LIMITED Management's Discussion and Analysis

Adjusted net income was $68.0 million ($0.19 Adjusted earnings per share) in the first half of 2026, compared to Adjusted net loss of $20.0 million in the first half of 2025, primarily driven by higher revenue resulting from higher realized copper prices and higher production and sales volumes, partially offset by the realized loss of $41.6 million on the Company's copper collars covering the first half of 2026, lower capitalized stripping costs, higher site operating costs primarily due to higher costs for diesel and explosives, and higher maintenance costs as maintenance projects scheduled for July and August were advanced and completed in June.

Net income was $39.1 million ($0.11 earnings per share) in the first half of 2026, which included unrealized losses on foreign exchange of $26.1 million, fair value adjustments on the Florence copper stream of $20.4 million, accretion on Florence royalty obligation of $8.7 million and accretion on Cariboo consideration payable of $3.0 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments, partially offset by reversal of unrealized losses on settled copper collars that were previously recognized of $30.7 million.

Net loss was $6.7 million ($0.02 loss per share) in the first half of 2025 after adjusting for unrealized foreign exchange gains of $38.2 million and deferred tax recovery recognized on the Company’s sale of a non-controlling interest in New Prosperity of $9.3 million, unrealized losses on derivatives of $33.0 million, accretion on Florence royalty obligation of $8.8 million and accretion and fair value adjustments on Cariboo consideration payable of $5.1 million.

Revenues

Gibraltar	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper contained in concentrate	258,168	109,325	148,843	455,237	237,060	218,177
Copper cathode	4,224	-	4,224	11,786	-	11,786
Molybdenum concentrate	25,878	4,814	21,064	52,887	13,588	39,299
Silver	816	755	61	1,269	2,496	(1,227)
Gold	86	351	(265)	653	740	(87)
Treatment and refining (costs) premiums	(440)	837	(1,277)	(536)	1,347	(1,883)
Gibraltar revenue	288,732	116,082	172,650	521,296	255,231	266,065

Florence Copper	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper cathode	41,938	-	41,938	46,550	-	46,550
Marketing costs	(117)	-	(117)	(200)	-	(200)
Florence Copper revenue	41,821	-	41,821	46,350	-	46,350

TREKOR METALS LIMITED Management's Discussion and Analysis

Consolidated	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper contained in concentrate	258,168	109,325	148,843	455,237	237,060	218,177
Copper cathode	46,162	-	46,162	58,336	-	58,336
Molybdenum concentrate	25,878	4,814	21,064	52,887	13,588	39,299
Silver	816	755	61	1,269	2,496	(1,227)
Gold	86	351	(265)	653	740	(87)
Treatment and refining (costs) premiums	(557)	837	(1,394)	(736)	1,347	(2,083)
Revenue	330,553	116,082	214,471	567,646	255,231	311,848

Copper sales (thousand pounds)	36,173	18,322	17,851	62,722	39,229	23,493
Average realized copper price (US$ per pound)	6.10	4.32	1.78	5.94	4.29	1.65
Average LME copper price (US$ per pound)	6.05	4.32	1.73	5.93	4.28	1.65
Average exchange rate (CAD/USD)	1.38	1.38	-	1.38	1.41	(0.03)

Revenues from the sales of copper in concentrate increased by $148.8 million to $258.2 million in the second quarter, compared to $109.3 million in the second quarter of 2025.  The increase in revenues from the sales of copper in concentrate was attributable to a favorable price variance of $75.0 million reflecting a higher average realized copper price of US$1.79 per pound, a favorable volume variance of $72.3 million reflecting a higher sales volumes of 12.1 million pounds, and a favorable foreign exchange variance of $1.5 million.

Revenues from the sales of copper in concentrate increased by $218.2 million to $455.2 million in the first half of 2026, compared to $237.0 million in the first half of 2025.  The increase in revenues from the sales of copper in concentrate was attributable to a favorable price variance of $130.1 million reflecting a higher average realized copper price of US$1.66 per pound and a favorable volume variance of $97.9 million reflecting higher sales volumes of 16.2 million pounds, partially offset by an unfavorable foreign exchange variance of $9.8 million.

Copper cathode sales at Gibraltar contributed $4.2 million to Gibraltar revenues on sales of 0.5 million pounds in the second quarter, and $11.8 million in the first half of 2026 on sales of 1.4 million pounds.

Copper cathode sales at Florence Copper generated $41.9 million in revenues on sales of 5.3 million pounds in the second quarter, and $46.6 million in revenues on sales of 5.9 million pounds in the first half of 2026.

Molybdenum revenues increased by $21.1 million to $25.9 million in the second quarter, compared to $4.8 million in the second quarter of 2025, primarily attributable to a favorable price variance of $11.0 million and a favorable volume variance of $10.1 million.  Molybdenum revenues increased by $39.3 million to $52.9 million in the first half of 2026, compared to $13.6 million in the first half of 2025, primarily attributable to a favorable price variance of $23.2 million and a positive volume variance of $17.9 million.

Cost of sales

Gibraltar	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	117,924	86,067	31,857	244,946	154,984	89,962
Transportation costs	9,934	5,720	4,214	16,329	11,704	4,625
Changes in inventories:
Changes in finished goods	7,637	(2,123)	9,760	(8,057)	587	(8,644)
Changes in sulphide ore stockpiles	9,547	17,975	(8,428)	11,054	46,238	(35,184)
Changes in oxide ore stockpiles	(1,939)	(12,257)	10,318	(2,114)	(17,773)	15,659
Production costs	143,103	95,382	47,721	262,158	195,740	66,418
Depletion and amortization	29,225	25,210	4,015	57,222	47,635	9,587
Cost of sales	172,328	120,592	51,736	319,380	243,375	76,005

TREKOR METALS LIMITED Management's Discussion and Analysis

Florence Copper	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	28,758	-	28,758	37,677	-	37,677
Production royalties	4,430	-	4,430	5,458	-	5,458
Transportation costs	567	-	567	567	-	567
Changes in inventories:
Changes in finished goods	(473)	-	(473)	(4,653)	-	(4,653)
Changes in inventories of copper in solution	191	-	191	(2,099)	-	(2,099)
Production costs	33,473	-	33,473	36,950	-	36,950
Depletion and amortization	10,020	-	10,020	11,189	-	11,189
Cost of sales	43,493	-	43,493	48,139	-	48,139

Consolidated	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	146,683	86,067	60,615	282,623	154,984	127,639
Production royalties	4,430	-	4,430	5,458	-	5,458
Transportation costs	10,501	5,720	4,781	16,896	11,704	5,192
Changes in inventories:
Changes in finished goods	7,164	(2,123)	9,287	(12,710)	587	(13,297)
Changes in sulphide ore stockpiles	9,547	17,975	(8,428)	11,054	46,238	(35,184)
Changes in oxide ore stockpiles	(1,939)	(12,257)	10,318	(2,114)	(17,773)	15,659
Changes in inventories of copper in solutions	191	-	191	(2,099)	-	(2,099)
Production costs	176,576	95,382	81,194	299,108	195,740	103,368
Depletion and amortization	39,245	25,210	14,035	68,411	47,635	20,776
Cost of sales	215,821	120,592	95,229	367,519	243,375	124,144

Gibraltar site operating costs increased by $31.9 million to $117.9 million in the second quarter, compared to $86.1 million in the second quarter of 2025, primarily due to higher input costs on key commodities, particularly diesel and explosives, as well as costs related to scheduled maintenance projects that were advanced from the third quarter.  Diesel costs were $19.3 million in the second quarter, compared to $12.1 million in the second quarter of 2025, primarily due to higher diesel prices resulting from geopolitical tensions in the Middle East and higher consumption reflecting longer haul distances as mining goes deeper in the Connector pit.  Explosives costs were $11.9 million in the second quarter, compared to $7.0 million in the second quarter of 2025, reflecting a 30% increase in consumption volume and a 30% increase in the price of explosives.  Gibraltar maintenance costs were $9.0 million higher in the second quarter, compared to the second quarter of 2025, as major maintenance projects for the mill originally scheduled for July and August were completed in June.  Other site costs generally increased in line with inflation.

Gibraltar site operating costs increased by $90.0 million to $244.9 million in the first half of 2026, compared to $155.0 million in the first half of 2025, primarily due to lower capitalized stripping in the current period.  Capitalized stripping costs were $43.0 million in the first half of 2026, compared to $68.8 million in the first half of 2025, as the comparative period benefited from capitalized stripping costs associated with the pushback in the Connector pit.  Current period costs also reflect higher input costs on consumables, particularly diesel and explosives, longer haul distances, the advancement of major maintenance projects, and the operation of the Gibraltar SX/EW plant in 2026.

TREKOR METALS LIMITED Management's Discussion and Analysis

Gibraltar transportation costs were $9.9 million in the second quarter and $16.3 million in the first half of 2026, compared to $5.7 million in the second quarter of 2025 and $11.7 million in the first half of 2025, respectively, and generally reflect the higher sales volume in the current period.

Florence Copper contributed $28.8 million to site operating costs in the second quarter and $37.7 million in site operating costs in the first half of 2026 as operations ramp-up at the Florence Copper production facility.  Production royalties associated with the Florence Copper property added $4.4 million and $5.5 million to production costs in the second quarter and the first half of 2026, respectively.

Cost of sales was also impacted by changes in inventories.  Gibraltar processed 1.7 million tons of sulphide ore from stockpiles during the second quarter and 2.3 million tons during the first half of 2026.  The drawdown of these stockpiles increased production costs by $9.5 million in the second quarter and $11.1 million in the first half of 2026.  Gibraltar copper concentrate inventory increased by 3.0 million pounds in the first quarter and subsequently decreased by 2.1 million pounds in the second quarter due to the timing of shipments, resulting in an increase to production costs of $7.6 million in the second quarter and a decrease to production costs of $8.1 million in the first half of 2026.

Florence Copper had 0.8 million pounds of finished copper cathode inventory at the end of the period and contributed to a $4.7 million year-to-date decrease in production costs.  Dissolved copper extracted from the Florence Copper wellfield into the pregnant leach solution through the ponds and plants resulted in $2.1 million of production costs reclassified into work-in-process inventories of copper in solutions.

Depletion and amortization increased by $14.0 million for the second quarter and $20.8 million for the first half of 2026, primarily due to amortization of Florence Copper assets and Gibraltar's transition of mining activities to the Connector pit and the associated amortization of previously deferred stripping costs.

Other expenses (income)

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
General and administrative	4,071	4,116	(45)	8,669	7,440	1,229
Share-based compensation expense	4,320	4,740	(420)	13,337	9,744	3,593
Realized loss on settled copper options and fuel call options	24,192	1,566	22,626	41,607	3,119	38,488
Reversal of unrealized gain on settled copper collars previously recognized	(11,331)	(1,296)	(10,035)	(30,659)	21,782	(52,441)
Unrealized loss on outstanding copper options and fuel call options	2,767	2,380	387	859	651	208
Fair value adjustment on Florence copper stream derivative	9,020	3,486	5,534	20,420	8,766	11,654
Fair value adjustment on Cariboo contingent performance payments	3,294	5,136	(1,842)	3,548	1,826	1,722
Project evaluation expense	1,190	322	868	1,533	1,491	42
Other expenses (income), net	(293)	107	(400)	(71)	51	(122)
Other expenses	37,230	20,340	16,890	59,243	54,870	4,373

TREKOR METALS LIMITED Management's Discussion and Analysis

General and administrative expenses were $4.1 million in the second quarter, comparable to $4.1 million in the second quarter of 2025, and $8.7 million in the first half of 2026, compared to $7.4 million in first half of 2025.  The increase in general and administrative expenses was attributable to increased personnel and scaling of corporate functions to support overall growth in operations.

Share-based compensation relates to expenses associated with the vesting of share options, restricted share units, and performance share units over their respective vesting periods, and fair value adjustments on deferred share units.  Share-based compensation expenses were $4.3 million in the second quarter, compared to $4.7 million in the second quarter of 2025, and $13.3 million in the first half of 2026, compared to $9.7 million in the first half of 2025, primarily reflecting the increase in the Company's share price in 2026 and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to Financial Statements-Note 16.

The Company realized a loss on derivatives of $24.2 million in the second quarter and $41.6 million in the first half of 2026, reflecting the settlement of copper collar contracts that had a call price of US$5.40 per pound.  These collars were entered into as part of the Company’s hedging strategy to support its project finance and capital build out and ramp-up of Florence Copper.  In turn, unrealized losses previously recognized of $11.3 million for the second quarter and $30.7 million for the first half of 2026 were reversed on these copper collar contracts.

The changes in fair value of $2.8 million in the second quarter and $0.9 million in the first half of 2026 on the Company’s outstanding copper collar positions for future quarter was due to prevailing copper prices.

Fair value adjustment on Florence copper stream derivative was $9.0 million in the second quarter and $20.4 million in the first half of 2026.  Fair value adjustment on Cariboo contingent performance payment was $3.3 million in the second quarter and $3.5 million in the first half of 2026.  These fair value changes reflect increases in forecast copper prices applied over the term of the respective instruments.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Trekor's engineering and technical teams on various project initiatives.

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Interest expense	16,909	17,145	(236)	33,108	34,491	(1,383)
Amortization of deferred financing charges	653	620	33	1,294	1,237	57
Finance income	(1,058)	(124)	(934)	(2,532)	(1,454)	(1,078)
Less: Capitalized interest expense	-	(7,537)	7,537	(7,221)	(13,293)	6,072
Finance expenses, net	16,504	10,104	6,400	24,649	20,981	3,668

Accretion on deferred revenue	2,318	2,320	(2)	4,606	5,031	(425)
Accretion on provision for environmental rehabilitation	931	710	221	1,683	1,434	249
Accretion on Cariboo consideration payable	1,765	4,484	(2,719)	3,026	5,148	(2,121)
Accretion on Florence royalty obligation	2,356	6,201	(3,845)	8,650	8,772	(122)
Accretion expenses	7,370	13,715	(6,345)	17,965	20,385	(2,420)

Net finance expenses were $16.5 million in the second quarter, compared to $10.1 million in the second quarter of 2025, and $24.6 million in the first half of 2026, compared to $21.0 million in the first half of 2025.  Interest expense decreased by $0.2 million for the second quarter and $1.4 million for the first half of 2026 as the Company de-levers and continues to pay down its outstanding equipment loans.  The Company also stopped capitalizing interest related to borrowings used to finance the capital spend on the Florence Copper commercial production facility in the second quarter as it determined that substantially all activities necessary to prepare the asset for intended use were complete.

TREKOR METALS LIMITED Management's Discussion and Analysis

Accretion on Cariboo consideration payable was $1.8 million in the second quarter and $3.0 million in the first half of 2026, and reflects changes in the timing of expected cash flows arising from changes in forecast copper price assumptions applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out obligations.

Accretion on Florence royalty obligation was $2.4 million in the second quarter and $8.7 million in the first half of 2026, and reflects accretion and changes in the timing of expected cash flows arising from changes in prevailing copper price forecasts applied over the term of the Florence royalty obligation.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Current income tax expense (recovery)	1,751	(1,243)	2,994	3,695	(1,243)	4,938
Deferred income tax expense (recovery)	17,140	(26,196)	43,336	31,853	(34,176)	66,029
Income tax expense (recovery)	18,891	(27,439)	46,330	35,548	(35,419)	70,967

Effective tax rate	46.0%	492.5%	(446.5)%	47.6%	84.1%	(36.5)%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Income tax expense at Canadian statutory rate of 36.5%	15,065	(2,033)	17,098	27,289	(15,366)	42,655
Permanent differences	6,089	(6,847)	12,936	9,423	(1,619)	11,042
Foreign tax rate differentials	1,564	48	1,516	2,039	200	1,839
Unrecognized tax benefits	825	(14,439)	15,264	1,412	(14,590)	16,002
Deferred tax adjustments related to prior periods	(4,652)	(4,168)	(484)	(4,616)	(4,044)	(572)
Income tax expense (recovery)	18,891	(27,439)	46,330	35,547	(35,419)	70,966

The effective tax rate for the first quarter is higher than the combined BC mineral tax rate and the federal and provincial statutory income tax rate due to certain expenses such as finance charges, derivative losses, and general and administrative costs that are not deductible for BC mineral tax purposes.

TREKOR METALS LIMITED Management's Discussion and Analysis

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates.

Financial Condition Review

Balance sheet review

(Cdn$ in thousands, unless otherwise indicated)	June 30, 2026	December 31, 2025	Change
Cash	185,764	187,961	(2,197)
Other current assets	177,313	156,925	20,388
Property, plant and equipment	2,219,493	2,045,452	174,041
Other assets	90,148	82,149	7,999
Total assets	2,672,718	2,472,487	200,231

Current liabilities[1]	259,166	194,313	64,853
Debt:
Senior secured notes	700,569	674,114	26,455
Equipment-related financings	64,716	72,882	(8,166)
Cariboo consideration payable	95,886	132,006	(36,120)
Florence royalty obligation	115,684	107,599	8,085
Florence copper stream	107,506	91,501	16,005
Deferred revenue	84,583	82,617	1,966
Other liabilities	388,427	338,792	49,635
Total liabilities	1,816,537	1,693,824	122,713
Equity	856,181	778,663	77,518

Net debt (debt minus cash)	579,521	559,035	20,486
Total common shares outstanding (million shares)	365.8	361.1	4.7

1 Current liabilities exclude the current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence Copper.  Other current assets primarily include accounts receivable, inventories (concentrate and cathode inventories, ore stockpiles, copper in solution, and supplies), prepaid expenses, and marketable securities.  Copper inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased by $174.0 million during the first half of 2026, which includes Florence Copper capital expenditures of $83.3 million (which includes wellfield development costs of $52.2 million and capitalized commissioning costs of $21.2 million) and Gibraltar capital expenditures of $106.8 million (which includes capitalized stripping costs of $48.5 million and other capital expenditures of $58.3 million).

Net debt increased by $20.5 million during the first half of 2026, primarily due to the effect of a stronger US dollar on the Company's US dollar-denominated debt.

Cariboo consideration payable relates to earn-out obligations arising from the acquisition of Cariboo.  Cariboo consideration payable decreased by $36.1 million during the first half of 2026, primarily due to payments made to Sojitz, Dowa and Furukawa during the period.

TREKOR METALS LIMITED Management's Discussion and Analysis

Florence royalty obligation increased by $8.1 million, primarily reflecting changes in the timing of expected cash flows driven by changes in forecast copper prices applied over the term of the obligation.  Florence copper stream increased $16.0 million, primarily due to the fair value impacts associated with higher forecast copper prices applied over the term of the stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. for the sale of future silver production from Gibraltar.

Other liabilities increased by $49.6 million primarily due to changes in deferred tax liabilities.  Deferred tax liabilities increased primarily due to timing differences arising on deduction of capitalized stripping costs for both Canadian income tax and BC mineral tax purposes.

At August 5, 2026, there were 366,023,318 common shares and 6,630,297 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in Financial Statements-Notes 16 and 17.

Liquidity, cash flow and capital resources

At June 30, 2026, the Company had cash of $185.8 million (December 31, 2025 - $188.0 million) and available liquidity of approximately $342.1 million including its undrawn US$110 million revolving credit facility (December 31, 2025 - $338.7 million).

Cash provided by operating activities was $183.3 million in the second quarter, compared to $26.0 million in the second quarter of 2025, and $277.2 million in the first half of 2026, compared to $81.8 million in the first half of 2025.  The increase in cash provided by operating activities was primarily driven by increased revenues from Gibraltar reflecting higher sales volumes and higher prevailing copper prices during the current quarter, partially offset by higher input costs for key commodities, particularly diesel and explosives, and continued spend at Florence Copper to support ramp-up activities.

Cash used for investing activities was $116.7 million in the second quarter, compared to $127.3 million in the second quarter of 2025.  Investing activities include $53.8 million in capital expenditures at Gibraltar ($27.8 million in capitalized stripping and $26.0 million in other capital expenditures), and $41.5 million in capital expenditures at Florence Copper ($38.4 million in wellfield development costs and $3.1 million in other development costs).  The Company also paid $19.4 million related to copper collar contracts that settled in-the-money in the second quarter.

Cash used for investing activities was $214.7 million in the first half of 2026, compared to $258.3 million in the first half of 2025, and includes $91.4 million in capital expenditures at Gibraltar ($43.0 million in capitalized stripping and $48.4 million in other capital expenditures), and $87.4 million in capital expenditures at Florence Copper ($53.4 million in wellfield development costs, $21.2 million in capitalized commissioning and start-up costs, and $12.9 million in other development costs).  The Company also paid $32.0 million related to copper collar contracts that settled in-the-money in the first half of 2026.

Cash used for financing activities was $50.0 million in the second quarter, compared to cash provided by financing activities of $104.8 million in the second quarter of 2025.  Financing activities include $29.2 million in interest payments (including US$20.6 million interest payment on the Notes in May), $10.6 million in equipment debt repayments, and $9.9 million performance payment to Sojitz.

Cash used for financing activities was $67.5 million in the first half of 2026, compared to cash provided by financing activities of $126.3 million in the first half of 2025.  Financing activities include $31.0 million in interest payments, $19.9 million in equipment debt repayments, and $22.5 million in payments related to the Cariboo earn-outs to Sojitz, Dowa and Furukawa.

TREKOR METALS LIMITED Management's Discussion and Analysis

Liquidity outlook

At June 30, 2026, the Company had approximately $342.1 million of available liquidity including $185.8 million in cash and US$110 million undrawn capacity on its corporate revolving credit facility.

Based on current copper prices and with copper hedges in place, the Company expects stable operating margins and cash flows from Gibraltar for the remainder of 2026.

Wellfield drilling continues at Florence Copper, with five drill rigs on site, to continue the expansion of the commercial wellfield and support higher solution flow rates and increased copper production.  The Florence Copper SX/EW plant continues its ramp-up of production as additional wells and flow are added.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds through one or more credit facilities including increases to its existing revolving credit facility.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Following a successful Florence Copper ramp-up, the Company will be focused on capital allocation and any excess liquidity in the future will be earmarked for additional debt repayment to target lower leverage levels.  Once target leverage levels are met, the Company may also evaluate potential returns to shareholders including share buy backs while balancing capital needs throughout its operations and development project.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital and development projects, debt obligations and other uses of capital including potential returns to shareholders.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 24 million pounds of production for the third quarter at an LME floor price of US$4.75 per pound and a ceiling of US$7.50 and US$8.50 per pound and for 27 million pounds of production for the fourth quarter at an LME floor price of US$4.75 per pound.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

TREKOR METALS LIMITED Management's Discussion and Analysis

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's, and Florence Copper's, estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.  The Company expects to revert to shorter term floor price protection purchasing out-of-the-money put options for a modest premium once Florence Copper is through commissioning and ramp-up.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company has purchased fuel call options in the past to provide a price ceiling for diesel that is used by the mining fleet and may do so in the future.  The Company does not have any fuel price protection at this time.

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At June 30, 2026
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$7.50 per lb	Q3 2026	$0.1 million
Copper collars	12 million lbs	Floor - US$4.75 per lb Ceiling - US$8.50 per lb	Q3 2026	$nil
Copper puts	27 million lbs	US$4.75 per lb	Q4 2026	$1.4 million

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder 2026	2027	2028	2029	2030	Thereafter	Total
Debt
2030 Notes	-	-	-	-	710,500	-	710,500
Interest	29,308	58,616	58,616	58,616	29,308	-	234,464
Equipment loans
Principal	14,570	14,831	12,432	779	458	-	43,070
Interest	1,547	1,753	605	74	8	-	3,987
Lease liabilities
Principal	7,207	7,882	3,355	2,223	938	133	21,738
Interest	688	802	260	117	36	6	1,909
Cariboo consideration payable[1]	-	25,250	25,250	15,250	15,250	48,462	129,462
PER[2]	-	-	-	-	-	158,227	158,227
Capital expenditures	7,610	-	-	-	-	-	7,610
Other expenditures:
Transportation-related services[3]	4,792	7,141	5,400	1,350	-	-	18,683

TREKOR METALS LIMITED Management's Discussion and Analysis

1 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz Corporation ("Sojitz").  The acquisition price payable to Sojitz is a minimum of $60 million payable over 5 years and potential contingent payments dependent upon Gibraltar copper revenue and average annual LME copper prices.  As of June 30, 2026, $40 million of the $60 million minimum amount has been paid to Sojitz.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 2 years.  There is no interest payable on these minimum amounts.  The Company also estimates $36.5 million of contingent payments payable over the next 2 years, which have not been included in the table above.

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum $117 million payable over 10 years.  The amount and timing of these payments is dependent upon Gibraltar cash flow and average annual LME copper prices.

2 Provision for environmental rehabilitation ("PER") represents the net present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At June 30, 2026, the Company has provided surety bonds for $140.9 million for Gibraltar's reclamation security and US$36.1 million for Florence Copper's reclamation security.

3 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

We have $2 million of committed annual contributions remaining in connection with the Teẑtan Biny Agreement that was signed in June 2025.

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	330,553	237,093	243,767	173,906	116,082	139,149	167,799	155,617
Net income (loss)	22,220	16,844	4,454	(27,838)	21,868	(25,814)	(21,207)	(180)
Basic EPS	0.06	0.05	0.01	(0.09)	0.07	(0.08)	(0.07)	-
Adjusted net income (loss)*	40,487	27,535	41,525	5,584	(13,025)	(7,117)	10,468	8,228
Adjusted basic EPS	0.11	0.08	0.11	0.02	(0.04)	(0.02)	0.03	0.03
Adjusted EBITDA*	125,094	93,463	116,464	62,137	17,432	34,391	55,602	47,689

Gibraltar copper sales (million pounds)	32.2	27.0	31.6	26.3	19.0	21.8	27.4	26.3
Gibraltar realized copper price (US$ per pound)	$6.11	$5.74	$5.13	$4.49	$4.32	$4.24	$4.13	$4.23
Gibraltar total operating (C1) cost* (US$ per pound)	$2.41	$2.63	$2.47	$2.87	$3.14	$2.26	$2.42	$2.92

Financial results for the last eight quarters reflect volatile copper, molybdenum prices and foreign exchange rates that impacted realized sales prices, and the variability in quarterly sales volumes due to copper grades and timing of shipments which impacted revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.2 of the consolidated financial statements for the year ended December 31, 2025.  The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the periods in which the estimates are revised and in any future periods affected.

There were no changes in accounting policies during the six months ended June 30, 2026.

TREKOR METALS LIMITED Management's Discussion and Analysis

Changes in Accounting Policies

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation and disclosure of information in the financial statements, including a prescribed structure for the statement of income, new defined subtotals, and enhanced disclosures for management-defined performance measures ("MPMs"). The standard also includes new guidance on the aggregation and disaggregation of information in the financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. Early adoption is permitted.

The Company is currently evaluating the impact of adopting IFRS 18 on its interim financial statements. The standard is expected to result in changes to the presentation of the Company's consolidated statements of comprehensive income by requiring all income and expenses to be classified into the three main categories of operating, investing, and financing. Specifically, the Company anticipates changes to the presentation of certain income and expense items. For example, foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into a single line item. The consolidated statement of cash flows will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also provide enhanced note disclosures for any identified MPMs. The Company intends to adopt the standard on its effective date.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting include those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TREKOR METALS LIMITED Management's Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Financial Statements-Note 16).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Salaries and benefits	1,044	1,122	3,720	4,235
Post-employment benefits	161	220	321	440
Share-based compensation	3,928	4,274	9,674	8,274
Total KMP compensation	5,133	5,616	13,715	12,949

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

TREKOR METALS LIMITED Management's Discussion and Analysis

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar cost of sales	172,328	147,051	146,919	134,664	120,592
Less:
Depletion and amortization	(29,225)	(27,997)	(27,207)	(27,876)	(25,210)
Changes in inventories of finished goods	(7,637)	15,694	(2,611)	1,425	2,123
Changes in inventories of ore stockpiles	(7,608)	(1,332)	13,473	16,685	(5,718)
Transportation costs	(9,934)	(6,395)	(10,989)	(7,247)	(5,720)
Gibraltar site operating costs	117,924	127,021	119,585	117,651	86,067
Less by-product credits:
Molybdenum, net of treatment costs	(25,878)	(27,009)	(25,095)	(13,903)	(4,814)
Silver, excluding amortization of deferred revenue	(1,252)	2,026	312	(295)	(58)
Gold	(86)	(567)	(619)	(761)	(351)
Gibraltar site operating costs, net of by-product credits	90,708	101,471	94,183	102,692	80,844
Gibraltar total copper produced (thousand pounds)	30,323	29,893	30,712	27,593	19,813
Total costs per pound produced (CA$ per pound)	2.99	3.39	3.07	3.72	4.08
Average exchange rate for the period (CAD/USD)	1.38	1.37	1.39	1.38	1.38
Gibraltar site operating costs, net of by-product credits (US$ per pound)	2.17	2.47	2.21	2.70	2.96
Gibraltar site operating costs, net of by-product credits	90,708	101,471	94,183	102,692	80,844
Add off-property costs:
Treatment and refining costs	363	96	394	(512)	(837)
Transportation costs	9,934	6,395	10,989	7,247	5,720
Gibraltar total operating costs	101,005	107,962	105,566	109,427	85,727
Gibraltar total operating costs (C1) (US$ per pound)	$2.41	$2.63	$2.47	$2.87	$3.14

TREKOR METALS LIMITED Management's Discussion and Analysis

Florence Copper (Cdn$ in thousands)	Q2 2026
Florence Copper cost of sales	43,493
Less:
Depletion and amortization	(10,020)
Changes in inventories of finished goods	473
Changes in copper inventories in solution	(191)
Production royalties	(4,430)
Transportation costs	(567)
Florence Copper site operating costs	28,758
Add off-property costs:
Production royalties	4,430
Transportation and marketing costs	567
Florence Copper total operating costs	33,755
Florence Copper total copper produced (thousand pounds)	5,183
Total costs per pound produced (CA$ per pound)	6.51
Average exchange rate for the period (CAD/USD)	1.38
Florence Copper total operating costs (C1) (US$ per pound)	$4.72

Gibraltar total site costs

Gibraltar total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred at Gibraltar during the period calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar site operating costs (included in cost of sales)	117,924	127,021	119,585	117,651	86,067
Gibraltar capitalized stripping costs	27,848	15,169	5,986	6,106	30,765
Total site costs	145,772	142,190	125,571	123,757	116,832

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized gains and losses on derivatives (including any reversals for prior periods);

• Other operating costs;

• Realized gains on processing of ore stockpiles;

• Accretion on Cariboo consideration payable;

• Accretion on Florence royalty obligation;

• Realized costs of Florence financing obligations;  and

• Tax effect of sale of non-controlling interest in New Prosperity.

TREKOR METALS LIMITED Management's Discussion and Analysis

Management believes that these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Net income (loss)	22,220	16,844	4,454	(27,838)
Unrealized foreign exchange loss (gain)	13,890	12,171	(9,000)	14,287
Unrealized (gain) loss and fair value adjustments on derivatives	3,750	(9,582)	37,676	14,977
Accretion on Cariboo consideration payable	1,765	1,261	4,048	4,041
Accretion on Florence royalty obligation	2,356	6,294	18,415	6,991
Realized costs of Florence copper stream and royalty obligation	(1,875)	-	-	-
Estimated tax effect of adjustments	(1,619)	547	(14,068)	(6,874)
Adjusted net income	40,487	27,535	41,525	5,584
Adjusted EPS	$0.11	$0.08	$0.11	$0.02

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(28,560)	(21,207)	(180)
Unrealized foreign exchange (gain) loss	(40,335)	2,074	40,462	(7,259)
Unrealized loss (gain) and fair value adjustments on derivatives	9,489	23,536	(25,514)	1,821
Accretion on Cariboo consideration payable	4,484	664	4,543	9,423
Accretion on Florence royalty obligation	6,201	2,571	3,682	3,703
Other operating costs	-	-	4,132	4,098
Realized gain on processing of ore stockpiles[1]	-	-	1,905	3,266
Tax effect of sale of non-controlling interest in New Prosperity	(9,285)	-	-	-
Estimated tax effect of adjustments	(5,447)	(7,228)	2,465	(6,644)
Adjusted net income (loss)	(13,025)	(6,943)	10,468	8,228
Adjusted EPS	$(0.04)	$(0.02)	$0.03	$0.03

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

TREKOR METALS LIMITED Management's Discussion and Analysis

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized gains and losses on derivative (including any reversals for prior periods);

• Realized costs of Florence financing obligations;

• Amortization of share-based compensation expense;

• Other operating costs; and

• Realized gains on processing of ore stockpiles.

(Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Net income (loss)	22,220	16,844	4,454	(27,838)
Depletion and amortization	39,839	29,166	27,207	27,974
Finance and accretion expenses	24,932	20,214	36,925	24,888
Finance income	(1,058)	(1,474)	(1,098)	(1,368)
Income tax expense	18,891	16,657	13,096	2,918
Unrealized foreign exchange loss (gain)	13,890	12,171	(9,000)	14,287
Unrealized (gain) loss and fair value adjustments on derivatives	3,750	(9,582)	37,676	14,977
Realized costs of Florence copper stream and royalty obligation	(1,875)	-	-	-
Share-based compensation expense	4,505	9,467	7,204	6,299
Adjusted EBITDA	125,094	93,463	116,464	62,137

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(28,560)	(21,207)	(180)
Depletion and amortization	25,210	22,425	24,641	20,466
Finance and accretion expenses	23,943	18,877	21,473	25,685
Finance income	(124)	(1,330)	(1,674)	(1,504)
Income tax expense (recovery)	(27,439)	(7,980)	11,707	(200)
Unrealized foreign exchange loss (gain)	(40,335)	2,074	40,462	(7,259)
Unrealized loss (gain) and fair value adjustments on derivatives	9,489	23,536	(25,514)	1,821
Share based compensation expense (recovery)	4,820	5,349	(323)	1,496
Other operating costs	-	-	4,132	4,098
Realized gain on processing of ore stockpiles	-	-	1,905	3,266
Adjusted EBITDA	17,432	34,391	55,602	47,689

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

TREKOR METALS LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Earnings (loss) from mining operations	114,732	(502)	199,175	15,864
Add:
Depletion and amortization	39,245	25,210	68,411	47,635
Other operating costs	-	(4,008)	952	(4,008)
Earnings from mining operations before depletion, amortization and non-recurring items	153,977	20,700	268,538	59,491

Gibraltar site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the Company's Gibraltar site operations on a tons milled basis.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar site operating costs (included in cost of sales)	117,924	127,021	119,585	117,651	86,067
Gibraltar tons milled (thousand tons)	7,159	7,000	7,200	7,852	7,663
Site operating costs per ton milled	$16.47	$18.15	$16.61	$14.98	$11.23

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023 (the "Florence 2023 Technical Report"), which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025 (the "Yellowhead 2025 Technical Report"), which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA, Jeremy Guichon, P. Eng., and Adil Cheema, P. Eng.  Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon is employed by the Company as Director, Mine Engineering, and Mr. Cheema is employed by the Company as Director, Process Engineering.  All three are Qualified Persons as defined by NI 43-101.